UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)*

Youbet.com, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

987413101

(CUSIP Number)

Jon A. Ballis, P.C.

Kirkland & Ellis LLP

200 E. Randolph Dr.

Chicago, IL  60601

Telephone:  (312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 987413101

1	Name of Reporting Person New World Opportunity Partners I, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0

	8	Shared Voting Power 5,302,347

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,302,347

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,302,347

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.8%

14	Type of Reporting Person (See Instructions) OO

CUSIP NO. 987413101

1	Name of Reporting Person Michael Brodsky

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 28,500 (1)

	8	Shared Voting Power 5,302,347

	9	Sole Dispositive Power 28,500 (1)

	10	Shared Dispositive Power 5,302,347

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,330,847 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.8%

14	Type of Reporting Person (See Instructions) IN

(1) Includes options that are exercisable into 26,500 shares of Common Stock within 60 days of the date hereof.

CUSIP NO. 987413101

1	Name of Reporting Person Thomas Muenster

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0

	8	Shared Voting Power 5,302,347

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,302,347

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,302,347

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.8%

14	Type of Reporting Person (See Instructions) IN

CUSIP NO. 987413101

1	Name of Reporting Person Jay R. Pritzker

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 47,630 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 47,630 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,630 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person (See Instructions) IN

(1) Includes options that are exercisable into 47,630 shares of Common Stock within 60 days of the date hereof.

CUSIP NO. 987413101

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 makes certain changes to Items 4 and 5 and should be read in conjunction with the previously filed Schedule 13D .

Item 4 is hereby amended and restated as follows:

Item 4.  Purpose of Transaction.

In light of recent financial industry developments, extreme volatility in the equity markets, stagnant credit markets, increasing costs related to the Issuer’s status as public company, the Issuer’s near-term credit facility maturity date, and weak economic conditions generally, the NWOP Parties may seek to engage in discussions with the Issuer concerning, among other possible scenarios, the merits of an offer to extend credit to the Issuer in the form of a new loan or debt facility or otherwise, an equity investment directly into the Issuer, or an offer to acquire all of the Shares of the Issuer pursuant to a merger or similar transaction between the Issuer and affiliates of the NWOP Parties.  In connection with their consideration of such transactions, the NWOP Parties expect to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price for the Shares, conditions in the securities and credit markets generally, general economic conditions and other factors that the NWOP Parties deem relevant.  Accordingly, the NWOP Parties reserve the right to change their plans and intentions at any time, as the NWOP Parties deem appropriate.  In particular, the NWOP Parties may, depending on market conditions, the trading prices of Shares, alternative investment opportunities, the availability of funds and the outlook for the Issuer, acquire additional Shares in the open market, block trades, negotiated transactions, or otherwise.  The NWOP Parties may also consider a sale of all or part of any Shares, in the open market, subject to limitations under applicable law, or in privately negotiated transactions.  The NWOP Parties have not yet determined which, if any, of the above courses of action they may ultimately take.  The NWOP Parties reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Item 5, subparts (a) and (b), are hereby amended and restated as follows:

Item 5.  Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 41,519,024 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2008, as filed with the Securities and Exchange Commission on August 11, 2008.

As of the close of business on October 9, 2008, NWOP I owned 5,302,347 Shares, constituting approximately 12.8% of the Shares outstanding.  As the Special Manager of NWOP I, Thomas Muenster may be deemed to beneficially own the 5,302,347 Shares owned by NWOP I, constituting approximately 12.8% of the Shares outstanding.  As the Managing Member of NWOP I, Michael Brodsky may be deemed to beneficially own the 5,302,347 Shares owned by NWOP I which, together with the 2,000 Shares owned directly by Mr. Brodsky and the options owned by Mr. Brodsky that are exercisable into 26,500 Shares within 60 days of the date hereof, constitutes approximately 12.8% of the Shares outstanding.

As of the close of business on October 9, 2008, Jay R. Pritzker does not beneficially own any securities of the Issuer other than 47,630 options that are exercisable into Shares within 60 days of the date hereof, constituting less than 1% of the Shares outstanding.

Each Reporting Person expressly disclaims beneficial ownership of any Shares owned by each of the other Reporting Persons. The filing of this statement by each of the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d), 13(g) or any other Section of the Exchange Act, are the beneficial owners of any Shares in which such Reporting Persons do not have a pecuniary interest.

(b)           By virtue of their positions with NWOP I, Michael Brodsky and Thomas Muenster share with NWOP I the power to vote and dispose of the 5,302,347 Shares owned by NWOP I.  Michael Brodsky has the sole power to vote and dispose of the 2,000 Shares he owns directly and 26,500 Shares underlying options that are exercisable within 60 days of the date hereof.  Mr. Pritzker has the sole power to vote and dispose of 47,630 Shares underlying options that are exercisable within 60 days of the date hereof.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 2008

NEW WORLD OPPORTUNITY PARTNERS I, LLC

By:	/s/ Michael Brodsky
Name: Michael Brodsky
Title: Managing Member

/s/ Michael Brodsky
MICHAEL BRODSKY

/s/ Thomas Muenster
THOMAS MUENSTER

/s/ Jay R. Pritzker
JAY R. PRITZKER